UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to §240.13d-1(a) and Amendments Thereto Filed Pursuant to
§240.13d-2(a)

(Amendment No. 1)

TransMontaigne Partners L.P.

(Name of Issuer)

Common Limited Partner Units

(Title of Class of Securities)

89376V100

(CUSIP Number)

Herbert Thornhill
Morgan Stanley
2000 Westchester Avenue, One South C
Purchase, NY 10577
(914) 225-5542

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 7, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐.

(Continued on the following pages)

Page 1 of 15 Pages

The information required on this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

SCHEDULE 13D

CUSIP No. 89376V100

1	NAME OF REPORTING PERSONS Morgan Stanley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,684,178
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,684,178
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,684,178 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6% (See Item 5)
14	TYPE OF REPORTING PERSON HC, CO

SCHEDULE 13D

CUSIP No. 89376V100

1	NAME OF REPORTING PERSONS Morgan Stanley Capital Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,436,133
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,436,133
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,436,133 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3% (See Item 5)
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 89376V100

1	NAME OF REPORTING PERSONS Morgan Stanley Strategic Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 225,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 225,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1% (See Item 5)
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 89376V100

1	NAME OF REPORTING PERSONS Morgan Stanley & Co. Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 23,045
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 23,045
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,045 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (See Item 5)
14	TYPE OF REPORTING PERSON BD, CO

SCHEDULE 13D

CUSIP No. 89376V100

1	NAME OF REPORTING PERSONS TransMontaigne Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,436,133
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,436,133
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,436,133 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3% (See Item 5)
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 89376V100

1	NAME OF REPORTING PERSONS TransMontaigne Product Services Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,436,133
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,436,133
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,436,133 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3% (See Item 5)
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 89376V100

1	NAME OF REPORTING PERSONS TransMontaigne Holdings L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,436,133
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,436,133
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,436,133 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3% (See Item 5)
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 89376V100

1	NAME OF REPORTING PERSONS TransMontaigne Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,436,133
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,436,133
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,436,133 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3% (See Item 5)
14	TYPE OF REPORTING PERSON CO

This Amendment No. 1 (the “Amendment”) constitutes the first amendment to the Schedule 13D originally filed jointly on behalf of (i) Morgan Stanley, a Delaware corporation (“MS”), (ii) Morgan Stanley Capital Group Inc., a Delaware corporation (“MSCGI”), (iii) Morgan Stanley Strategic Investments, Inc., a Delaware corporation (“MSSI”), (iv) Morgan Stanley & Co. Incorporated, a Delaware corporation (“MS&Co.”), (v) TransMontaigne Inc., a Delaware Corporation (“TMG”), (vi) TransMontaigne Product Services Inc., a Delaware corporation, (vii) TransMontaigne Holdings L.L.C., a Delaware limited liability company, and (viii) TransMontaigne Holdings Inc., a Delaware Corporation (“THI” and, together with MS, MSCGI, MSSI, MS&Co., TMG, TransMontaigne Product Services, TransMontaigne Holdings and THI, the “Reporting Persons”), with the Securities and Exchange Commission on November 19, 2008 (the “Schedule 13D”), with respect to the common limited partner units (the “Common Units”), of TransMontaigne Partners L.P., a Delaware limited partnership (the “Issuer”).  Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect.  Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

On May 27, 2005, TMG indirectly through its direct and indirect subsidiaries acquired 2,872,266 Subordinated Units in a private placement. The purchase price for the purchase of the Subordinated Units was generated from internal funds at each such acquiring subsidiary. Following corporate reorganizations in December 2007, THI became the sole direct owner of such 2,872,266 Subordinated Units. The Subordinated Units may be deemed to be beneficially owned by each of the TransMontaigne Companies. In addition, on May 27, 2005, MSSI acquired 450,000 Subordinated Units in a private placement.

Effective September 1, 2006, MSCGI purchased all of the issued and outstanding capital stock of TransMontaigne Inc. As of September 1, 2006, TransMontaigne Inc.’s indirect, wholly owned subsidiary, THI, beneficially owned 2,872,266 Subordinated Units and, as a result, MSCGI and its parent company, MS, became the indirect beneficial owners of such Subordinated Units.

Upon expiration of the subordination period, as described in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “Subordination Period”), each outstanding Subordinated Unit will convert into one Common Unit. However, before the end of the Subordination Period, a portion of the Subordinated Units may convert into Common Units if certain financial tests (described below) are met. Based on information in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, the tests described in clause (1) below were met and, as a result, 25% of the Subordinated Units were converted into Common Units beginning on November 13, 2008.  Based on information in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, and prior Quarterly Reports on Form 10-Q, the tests described in clause (3) below were met and, as a result, an additional 25% of the Subordinated Units were converted into Common Units beginning on May 7, 2009.

In accordance with the Partnership Agreement of the Issuer dated May 27, 2005, as amended, Subordinated Units may be converted as follows:

(1)	25% of the Subordinated Units may be converted on the second business day following the date of a cash distribution, if any, at the end of a quarter ending on or after June 30, 2008 if:

•
distributions of available cash from operating surplus on each outstanding Common Unit, Subordinated Unit and general partner unit equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•
the “adjusted operating surplus” generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding Common Units and Subordinated Units during those periods on a fully diluted basis and the general partner units during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the Common Units.

(2)	An additional 25% of the Subordinated Units may be converted on the second business day following the date of a cash distribution, if any, at the end of a quarter ending on or after June 30, 2009 if:

•
distributions of available cash from operating surplus on each outstanding Common Unit, Subordinated Unit and general partner unit equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•
the “adjusted operating surplus” generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding Common Units and Subordinated Units during those periods on a fully diluted basis and the general partner units during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the Common Units.

(3)	An additional 25% of the Subordinated Units may be converted if at the end of a quarter ending on or after June 30, 2008:

•
distributions of available cash from operating surplus on each outstanding Common Unit, Subordinated Unit and general partner unit equaled or exceeded $2.00 (125% of the annualized minimum quarterly distribution) for each of the two consecutive, non-overlapping four-quarter periods immediately preceding that date;

•
the “adjusted operating surplus” generated during each of the two consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of a distribution of $2.00 (125% of the annualized minimum quarterly distribution) on all of the outstanding Common Units and Subordinated Units on a fully diluted basis and the general partner units during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the Common Units.

(4)	An additional 25% of the Subordinated Units may be converted if at the end of a quarter ending on or after June 30, 2009:

•
distributions of available cash from operating surplus on each outstanding Common Unit and Subordinated Unit and general partner unit equaled or exceeded $2.24 (140% of the annualized minimum quarterly distribution) for each of the two consecutive, non-overlapping four-quarter periods immediately preceding that date;

•
the “adjusted operating surplus” generated during each of the two consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of a distribution of $2.24 (140% of the annualized minimum quarterly distribution) on all of the outstanding Common Units and Subordinated Units on a fully diluted basis and the general partner units during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the Common Units.

On November 7, 2008, the Issuer filed its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 and stated therein that the financial tests required for the conversion of 25% of the Subordinated Units had been met. The first date on which 25% of the Subordinated Units were convertible into Common Units was November 13, 2008. On November 13, 2008, THI directly, and MSCGI, TMG, TransMontaigne Product Services and TransMontaigne Holdings indirectly through THI, converted 718,067 Subordinated Units into Common Units and MSSI converted 112,500 Subordinated Units into Common Units.

On May 7, 2009, the Issuer filed its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 and indicated therein that the financial tests required for the conversion of 25% of the Subordinated Units had been met. The first date on which 25% of the Subordinated Units were convertible into Common Units was May 7, 2009. On May 7, 2009, THI directly, and MSCGI, TMG, TransMontaigne Product Services and TransMontaigne Holdings indirectly through THI, converted 718,066 Subordinated Units into Common Units and MSSI converted 112,500 Subordinated Units into Common Units.

As of the date of this Schedule 13D, the Reporting Persons do not have any current plans or proposals which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.*

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The following disclosure assumes there were 9,952,867 Common Units outstanding as of April 30, 2009 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 and that 830,566 Common Units, in the aggregate, were issued on conversion of the Subordinated Units by the Reporting Persons. All calculations of beneficial ownership and of the number of shares issuable upon the conversion or exercise of any securities are made as of May 7, 2009.

For the purposes of Rule 13d-3 promulgated under the Exchange Act, MS may be deemed to beneficially own 1,684,178 Common Units, or approximately 15.6% of the outstanding Common Units. MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by MSCGI (and the TransMontaigne Companies), MSSI and MS&Co.

For the purposes of Rule 13d-3 promulgated under the Exchange Act, each of MSCGI and each of the TransMontaigne Companies may be deemed to beneficially own 1,436,133 Common Units, or approximately 13.3% of the outstanding Common Units.

For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSSI may be deemed to beneficially own 225,000 Common Units issuable upon conversion of Subordinated Units, or approximately 2.1% of the outstanding Common Units.

MS&Co. has voting and/or dispositive power over certain shares of Common Units held in accounts of certain of its clients and customers and, as a result, for the purposes of Rule 13d-3 promulgated under the Exchange Act, MS&Co. may be deemed to beneficially own up to 23,045 Common Units, or approximately 0.2% of the outstanding Common Units.

The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, provided that, as contemplated by Section 13d-1(k)(1)(ii), no Reporting Person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such Reporting Person knows or has reason to believe that such information is inaccurate.

By virtue of the relationship previously reported under Item 2 of this statement, (i) each of MS and MSCGI and each of the TransMontaigne Companies may be deemed to have shared voting and dispositive power with respect to 1,436,133 Common Units beneficially owned by THI; (ii) each of MS and MSSI may be deemed to have shared voting and dispositive power with respect to 225,000 Common Units beneficially owned by MSSI; and (iii) each of MS and MS&Co. may be deemed to have shared voting and/or dispositive power with respect to 23,045 Common Units beneficially owned by MS&Co.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by each Reporting Person that it is the beneficial owner of any of the Common Units referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

None of the Reporting Persons has effected any transactions in the Common Units during the past 60 days. None of the Reporting Persons is aware of any information that indicates that any other Reporting Person has effected any such transaction.

_________________________

* In accordance with the Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units of Morgan Stanley and its subsidiaries and affiliates. This filing does not reflect securities, if any, beneficially owned by any operating units of Morgan Stanley and its subsidiaries and affiliates whose ownership of securities is disaggregated from these operating units in accordance with the Release.

Item 7. Exhibits.

Exhibit 1.  Joint Filing Agreement dated as of November 17, 2008, incorporated by reference to Exhibit 1 of the Schedule 13D, filed with the Securities and Exchange Commission on November 19, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2009

MORGAN STANLEY

By:	/s/ Dennine Bullard
	Name:	Dennine Bullard
	Title:	Executive Director, Authorized Signatory

MORGAN STANLEY CAPITAL GROUP INC.

By:	/s/ Robert P. Kinney
	Name:	Robert P. Kinney
	Title:	Chairman and President

MORGAN STANLEY STRATEGIC INVESTMENTS, INC.

By:	/s/ David Bersh
	Name:	David Bersh
	Title:	Vice President

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Dennine Bullard
	Name:	Dennine Bullard
	Title:	Executive Director, Authorized Signatory

TRANSMONTAIGNE INC.

By:	/s/ Randall J. Larson
	Name:	Randall J. Larson
	Title:	President & CEO

TRANSMONTAIGNE PRODUCT SERVICES INC.

By:	/s/ Randall J. Larson
	Name:	Randall J. Larson
	Title:	President & CEO

TRANSMONTAIGNE HOLDINGS L.L.C

By:	/s/ Randall J. Larson
	Name:	Randall J. Larson
	Title:	President & CEO

TRANSMONTAIGNE HOLDINGS INC.

By:	/s/ Randall J. Larson
	Name:	Randall J. Larson
	Title:	President & CEO

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY

The names of the directors and the names and titles of the executive officers of Morgan Stanley (“MS”) and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MS at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to MS and each individual is a United States citizen.

Name	Title
*John J. Mack	Chairman of the Board and Chief Executive Officer
*Roy J. Bostock	Chairman of the Partnership for a Drug-Free America
*Erskine B. Bowles	President of the University of North Carolina
*Howard J. Davies[1]	Director, The London School of Economics and Political Science
*Nobuyuki Hirano[2]	Senior Managing Director of The Bank of Tokyo-Mitsubishi UFJ, Ltd.
*C. Robert Kidder	Chairman and Chief Executive Officer, 3Stone Advisors LLC
*Donald T. Nicolaisen	Director
*Charles H. Noski	Director
*Hutham S. Olayan	President, Chief Executive Officer and Director of Olayan America Corporation
*Charles E. Phillips, Jr.	President and Director of Oracle Corporation
*O. Griffith Sexton	Adjunct professor of finance at Columbia Business School
*Laura D’Andrea Tyson	S. K. and Angela Chan Professor of Global Management at the Walter A. Haas School of Business at the University of California, Berkeley
Walid A. Chammah	Co-President
Gary G. Lynch	Executive Vice President and Chief Legal Officer
Thomas R. Nides	Executive Vice President, Chief Administrative Officer and Secretary
James P. Gorman[3]	Co-President
Colm Kelleher[4]	Executive Vice President and Chief Financial Officer
Kenneth M. deRegt	Chief Risk Officer
Linda H. Riefler	Global Head of Research

1 Citizenship – England
2 Citizenship – Japan
3 Dual citizenship – Australia and United States
4 Dual citizenship – England and Ireland
* Director

SCHEDULE B

EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY CAPITAL GROUP INC.

The names of the directors and the names and titles of the executive officers of Morgan Stanley Capital Group Inc. (“MSCGI”) and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MSCGI at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to MSCGI and each individual is a United States citizen.

Name	Title
*Robert P. Kinney	Chairman and President
Colin Bryce[1]	Vice President
Kenneth Carlino	Vice President
Benjamin Cross	Vice President
John Fusco	Vice President
Michael H. Drury	Vice President
Simon T.W. Greenshields[1]	Vice President
Deborah L. Hart	Vice President
Nancy A. King	Vice President
Christopher Marmo	Vice President
*Stephen P. Mettler	Vice President
*Mary Lou Peters	Vice President
Ian Henry Franklin Potter[2]	Vice President
Peter Sherk	Vice President
Robert Urgo	Treasurer
William F. McCoy	Secretary
Martin Mobley	Assistant Secretary
Edward J. Zabrocki	Assistant Secretary

1 Citizenship – England
2 Citizenship – Canada
* Director

SCHEDULE C

EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY STRATEGIC INVESTMENTS, INC.

The names of the directors and the names and titles of the executive officers of Morgan Stanley Strategic Investments, Inc. (“MSSI”) and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MSSI at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to MSSI and each individual is a United States citizen.

Name	Title
Michael J. Petrick	President
David Bersh	Vice President
*Thomas E. Doster	Vice President
Louis A. Palladino, Jr.	Vice President
Scott N. Pecullan	Vice President
Bruce R. Sandberg	Vice President
*Edgar A. Sabounghi	Vice President
Alan P. Thomas	Vice President
Charlene R. Herzer	Secretary
Margaret T. Dugan	Assistant Secretary
Susan M. Krause	Assistant Secretary
Anita Rios	Treasurer
Kevin Mooney	Assistant Treasurer

* Director

SCHEDULE D

EXECUTIVE OFFICERS AND DIRECTORS

OF

MORGAN STANLEY & CO. INCORPORATED

The names of the directors and the names and titles of the executive officers of Morgan Stanley & Co. Incorporated (“MS&Co.”) and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MS&Co. at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MS&Co. and each individual is a United States citizen.

Name	Title
*James P. Gorman	Chairman, President, & Chief Executive Officer
*Walid Al Chammah	Director
*Charles Chasin	Director
*Shelley S. Hanan	Director
*Michael J. Petrick	Director
Fred J. Gonfiantini	Chief Financial Officer & Chief Operations Officer
Stephen Daffron	Chief Operations Officer
John H. Faulkner	General Counsel and Secretary
David K. Wong	Treasurer
Jill W. Ostergaard	Chief Compliance Officer
Michelle B. Oroschakoff	Chief Compliance Officer
Joseph D’Auria	Controller
W. Gary Beeson	Assistant Secretary
Margaret T. Dugan	Assistant Secretary
Cheryl A. Grassmann	Assistant Secretary
Martin M. Cohen	Assistant Secretary
Jeanne E. Greeley	Assistant Secretary
Charlene R. Herzer	Assistant Secretary
Susan M. Krause	Assistant Secretary
Jacob E. Tyler	Assistant Secretary
Graeme McEvoy	Assistant Treasurer
Daniel B. Park	Assistant Treasurer
David S. Russo	Assistant Treasurer

* Director

SCHEDULE E

EXECUTIVE OFFICERS AND DIRECTORS
OF
TRANSMONTAIGNE INC.

The names of the directors and the names and titles of the executive officers of TransMontaigne Inc. and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of TransMontaigne at 1670 Broadway, Suite 3100, Denver, Colorado 80202. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to TransMontaigne and each individual is a United States citizen.

Name	Title
*Randall J. Larson	President & CEO
*Randall P. O’Connor	Director
*Robert P. Kinney	Director
*Goran Trapp	Director
Gregory J. Pound	Executive Vice President
Chee Ooi	Executive Vice President
Erik B. Carlson	Executive Vice President, General Counsel & Secretary
Frederick W. Boutin	Executive Vice President & Treasurer
Rodney R. Hilt	Executive Vice President
Deborah A. Davis	Senior Vice President
James F. Dugan	Senior Vice President
Richard C. Eaton	Senior Vice President
Shawn L. Mongold	Vice President
Andrew C. McIntosh	Vice President
Robert P. DiFrancesco	Vice President
Dudley Tarlton	Vice President
Brian Cannon	Vice President
Michael Hammell	Vice President & Assistant Secretary

* Director

SCHEDULE F

EXECUTIVE OFFICERS AND DIRECTORS
OF
TRANSMONTAIGNE PRODUCT SERVICES INC.

The names of the directors and the names and titles of the executive officers of TransMontaigne Product Services Inc. and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of TransMontaigne Product Services at 1670 Broadway, Suite 3100, Denver, Colorado 80202. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to TransMontaigne Product Services and each individual is a United States citizen.

Name	Title
*Randall J. Larson	President & CEO
*Gregory J. Pound	Executive Vice President
*Chee Ooi	Executive Vice President
Erik B. Carlson	Executive Vice President, General Counsel & Secretary
Frederick W. Boutin	Executive Vice President & Treasurer
Deborah A. Davis	Senior Vice President
James F. Dugan	Senior Vice President
Richard C. Eaton	Senior Vice President
Shawn L. Mongold	Vice President
Andrew C. McIntosh	Vice President
Robert P. DiFrancesco	Vice President
Dudley Tarlton	Vice President
Brian Cannon	Vice President
Michael Hammell	Vice President & Assistant Secretary

* Director

SCHEDULE G

EXECUTIVE OFFICERS AND DIRECTORS
OF
TRANSMONTAIGNE HOLDINGS L.L.C.

The names of the directors and the names and titles of the executive officers of TransMontaigne Holdings L.L.C. and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of TransMontaigne Holdings L.L.C. at 1670 Broadway, Suite 3100, Denver, Colorado 80202. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to TransMontaigne Holdings L.L.C. and each individual is a United States citizen.

Name	Title
*Randall J. Larson	President & CEO
Gregory J. Pound	Executive Vice President
Chee Ooi	Executive Vice President
Erik B. Carlson	Executive Vice President, General Counsel & Secretary
*Frederick W. Boutin	Executive Vice President & Treasurer
Rodney R. Hilt	Executive Vice President
Deborah A. Davis	Senior Vice President
Michael Hammell	Vice President & Assistant Secretary

* Director

SCHEDULE H

EXECUTIVE OFFICERS AND DIRECTORS
OF
TRANSMONTAIGNE HOLDINGS INC.

The names of the directors and the names and titles of the executive officers of TransMontaigne Product Services Inc. and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of TransMontaigne Holdings Inc. at 1670 Broadway, Suite 3100, Denver, Colorado 80202. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to TransMontaigne Holdings Inc. and each individual is a United States citizen.

Name	Title
*Randall J. Larson	President & CEO
*Randall P. O’Connor	Director
*Robert P. Kinney	Director
*Gregory J. Pound	Executive Vice President
Chee Ooi	Executive Vice President
Erik B. Carlson	Executive Vice President, General Counsel & Secretary
Frederick W. Boutin	Executive Vice President & Treasurer
Rodney R. Hilt	Executive Vice President
Deborah A. Davis	Senior Vice President
Michael Hammell	Vice President, Assistant General Counsel & Assistant Secretary

* Director

SCHEDULE I

Item 2 – Schedule of Civil Proceedings

Unless the context otherwise requires, the term “Morgan Stanley” means Morgan Stanley and its consolidated subsidiaries. On April 1, 2007, Morgan Stanley merged Morgan Stanley DW Inc. (“MSDWI”) into Morgan Stanley & Co. Incorporated (“MS&Co.”), and MS&Co., the surviving entity, became Morgan Stanley’s principal U.S. broker-dealer.

(a)            In November 2004, Morgan Stanley reached a settlement with the SEC to resolve an informal accounting investigation by executing an offer of settlement and agreeing to entry of a cease-and-desist order. The SEC found that Morgan Stanley valued certain impaired aircraft in its aircraft leasing business in late 2001, late 2002 and early 2003, and certain bonds in its high-yield bond portfolio in late 2000, in a manner that did not comply with generally accepted accounting principles, and thus violated financial reporting, recordkeeping and internal control provisions of the federal securities laws. The resolution did not involve any restatement of past financial statements, any monetary penalty or any allegation of fraud.

(b)            In December 2004, MS&Co. and MSDWI reached a settlement with the NYSE under which Morgan Stanley executed two stipulations of facts and consent to penalty. The first stipulation was with respect to Morgan Stanley’s failure to comply with certain prospectus delivery requirements, operational deficiencies and other matters, and included a fine of $13 million. The second stipulation was with respect to employee defalcations, and included a fine of $6 million.

(c)            In January 2005, the SEC announced a settlement with MS&Co. and Goldman Sachs & Co. resolving the SEC’s investigation relating to initial public offering (“IPO”) allocation practices. The SEC filed a settled civil injunction action in the United States District Court for the District of Columbia against MS&Co. relating to the allocation of stock to institutional customers in IPOs underwritten during 1999 and 2000. Under the terms of the settlement, Morgan Stanley agreed, without admitting or denying the allegations, to the entry of a judgment enjoining it from violating Rule 101 of Regulation M and the payment of a $40 million civil penalty. The court approved the settlement on February 4, 2005. The complaint alleges that MS&Co. violated Rule 101 of Regulation M by attempting to induce certain customers who received allocations of IPOs to place purchase orders for additional shares in the aftermarket.

(d)            In May 2006, MS&Co. reached a settlement with the SEC, NYSE and NASD relating to its production of email in the research analyst and IPO investigations from December 2000 through at least July 2005. The complaint alleges that Morgan Stanley did not timely produce emails in response to requests in those matters because it did not diligently search for back-up tapes containing responsive emails until 2005, and because it over-wrote back-up tapes potentially containing responsive email until at least December 2002. Without admitting or denying the allegations of the complaint, Morgan Stanley consented to (1) a permanent injunction barring future violations of §17(b) of the Exchange Act (which requires, among other things, that Morgan Stanley respond promptly to SEC subpoenas and requests) and the relevant regulations promulgated thereunder and (2) the payment of a $15 million civil penalty, $5 million of which will be paid to NASD and the NYSE.

(e)            In May 2007, MS&Co. consented, without admitting or denying the findings, to a censure, the entry of an order (the “Order”) that resolved the SEC’s investigation into violations of MS&Co.’s duty to obtain the best price possible for certain retail orders for over-the-counter securities processed by Morgan Stanley’s computerized market-making system from October 24, 2001 through December 8, 2004. Pursuant to the Order, Morgan Stanley was ordered to (1) cease and desist from committing any violations and any future violations of Section 15(c)(1)(A) of the Exchange Act, which prohibits broker-dealers from using manipulative, deceptive or fraudulent devices or contrivances to effect securities transactions, (2) pay disgorgement of $5,949,222 and pre-judgment interest thereon of $507,978 and (3) pay a civil money penalty of $1.5 million. Morgan Stanley also agreed to retain an independent distribution consultant to develop and implement a distribution plan for the disgorgement ordered, and to retain an independent compliance consultant to conduct a comprehensive review and provide a report on its automated retail order handling practices.

(f)            On September 27, 2007, the Financial Industry Regulatory Authority (“FINRA”) announced that the Company entered into a Letter of Acceptance, Waiver and Consent (the “AWC”) to resolve charges filed by FINRA on December 19, 2006. In the AWC, FINRA found that, among other things, Morgan Stanley provided inaccurate information regarding the existence of pre-September 11, 2001 emails and failed to provide such emails to arbitration claimants and regulators in response to discovery obligations and regulatory inquiries, failed adequately to preserve books and records, and failed to establish and maintain systems and written procedures reasonably designed to preserve required records and to ensure that it conducted adequate searches in response to regulatory inquiries and discovery requests. The AWC also included findings that Morgan Stanley failed to provide arbitration claimants with updates to a supervisory manual when called for in discovery. FINRA found that Morgan Stanley violated Section 17(a) of the Securities Exchange Act of 1934, Rule 17a-4 thereunder, NASD Conduct Rules 2110, 3010 (a) and (b) and 3110, NASD Procedural Rule 8210 and Interpretative Material 10100 under the NASD Code of Arbitration Procedure. In the settlement, Morgan Stanley neither admitted nor denied these findings. The settlement established a $9.5 million fund for the benefit of potentially affected arbitration claimants to be administered by a third party at the expense of Morgan Stanley. In addition, Morgan Stanley was censured and agreed to pay a $3 million regulatory fine and to retain an independent consultant to review its procedures for complying with discovery requirements in arbitration proceedings relating to Morgan Stanley’s retail brokerage operations.

(g)            Starting in July 2003, Morgan Stanley received subpoenas and requests for information from various regulatory and governmental agencies, including the SEC, the NYSE and various states, in connection with industry-wide investigations of broker-dealers and mutual fund complexes relating to possible late trading and market timing of mutual funds. In December 2007, Morgan Stanley settled all claims with the SEC concerning late trading and market timing of mutual funds in the retail system over the period from January 2002 to August 2003. Under the terms of the settlement, Morgan Stanley will, among other things, be censured and pay a monetary fine.

In addition, MS&Co. and MSDWI have been involved in a number of civil proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Each of these proceedings was settled by MS&Co. and MSDWI consenting to the entry of an order without admitting or denying the allegations in the complaint. All of such proceedings are reported and summarized in the MS&Co. Form BD and the MSDWI Form BD filed with the SEC, which descriptions are hereby incorporated by reference.